Exhibit 4

EXECUTION VERSION

FRAMEWORK AGREEMENT

This Framework Agreement (this “Agreement”), dated as of October 19, 2022, at 6:00 p.m. (Montréal time), is entered into by and among the Parties (as defined below).

1. Parties	Nouveau Monde Graphite Inc. (“NMG”), a corporation incorporated under the Canada Business Corporation Act having a place of business at 481, Brassard Street, Saint- Michel-des-Saints, Province of Quebec, J0K 3B0, Canada

Mitsui & Co., Ltd. (or any affiliate thereof, “Mitsui”), a corporation incorporated under the laws of Japan having the place of business at 2-1, Ohtemachi 1-chome, Chiyoda-ku, Japan

Panasonic Energy Co., Ltd. acting through its Procurement Division (“Panasonic”), a corporation incorporated under the laws of Japan, having its head office at 1- 1 Matsushita-cho, Moriguchi City, Osaka 570-8511, Japan.

NMG, Mitsui and Panasonic each a “Party” and collectively the “Parties”.

2. Definitions	In this Agreement:

a)  “Background IP” means, with respect to a Party, any inventions, technologies, know-hows, trade secrets and any other intellectual property owned or controlled by such Party prior to the date hereof or developed or otherwise obtained by such Party outside the scope of this Agreement.

b) “CN Subscription Agreement” means the Convertible Note Subscription Agreement, dated October 19, 2022, between NMG and Mitsui.

c)  “FID Election” means the confirmation by each Party whether it desires to proceed with the Joint Venture and execute the Joint Venture Agreement and other definitive agreements, and the confirmation by Mitsui whether it desires to participate in the financing in connection with FID in response to the notice from NMG contemplated in Section 6.1 of the Note (provided, for greater certainty, that each of NMG and Mitsui acknowledges and agrees that no Party is under any obligation to provide an affirmative decision or provide financing in respect of the FID Election, and that a decision not to continue with the development of the VAP Project or the Supply Chain Project, as the case may be, in respect of same shall not serve as the basis of any claim against, or result in any liability for, a declining Party).

d)  “Foreground IP” means any inventions, technologies, know-hows, trade secrets and any other intellectual property discovered, conceived, created, acquired, or first reduced to practice in the performance of this Agreement.

e) “Note” means any Note issued pursuant to the CN Subscription Agreement.

f)   “Offtake MOU” means the memorandum of understanding entered into as of October 19, 2022, between Panasonic and NMG for, inter alia, the supply and delivery of [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.].

g)  “Pallinghurst Royalty” means the royalty granted under that certain Royalty Agreement, dated as of August 28, 2020, between Pallinghurst Graphite Limited and NMG, as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020.

h) Side Letter Agreement” means the agreement entered into by NMG and Mitsui in connection with Mitsui’s investment in the Note or any other securities of NMG.

3. Purpose of this Agreement	a) To execute a feasibility study (the “Feasibility Study”) regarding:

i) [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]

ii) the conclusion of a definitive offtake agreement between Panasonic and NMG (the “Panasonic Offtake Agreement”).

b) To carry out certain activities, between NMG, Panasonic, and Mitsui, as further described in Section 7 (Feasibility Study Activities).

4. Schedule	As of the date hereof, the Parties shall each use commercially reasonable efforts and act in good faith to complete the Feasibility Study with a view to agreeing the terms for the Joint Venture Agreement and other definitive agreements on or before [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.] or such later date as the Parties may mutually agree in writing (the “End Date”).

The Parties acknowledge and agree to the following milestones in executing the Feasibility Study:

•  [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]: Panasonic to provide General Terms and Conditions (GTC) to NMG for discussing the terms and conditions of the Panasonic Offtake Agreement between Panasonic and NMG.

• [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]: Panasonic to provide detailed packaging & logistic requirements to NMG, which would affect the transportation plan/design.

•  [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]: Panasonic to provide final specifications for NMG material, which would affect the specification of, and/or the designing and ordering of, equipment and facility for the commercial plant, subject to the progress of sampling work and sample product assessment.

• [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]: NMG and Panasonic to agree on the final form of the Panasonic Offtake Agreement.

5. Role of Each Party	In furtherance of the purpose of this Agreement, the Parties will cooperate to create a mutually acceptable scheme and business plan for the JV and the related activities to be undertaken as described in Section 7 (Feasibility Study Activities).

NMG will conduct the following activities;

a) execute the engineering, procurement and construction (“EPC”) agreement and the operation and maintenance (“O&M”) agreement for the anode materials production, packing and storage facilities;

b) implement processes to ensure that the anode material output satisfies certain specifications;

c) promote R&D to optimize certain physical and chemical characters of the anode materials, and to optimize the cost of materials/production;

d) undertake marketing activities; and

e) investigate the appropriate structure of the JV. Mitsuiwill:

a)  subscribe for a note in the amount of up to US$25 million as described in the CN Subscription Agreement subject to the signing by the relevant parties of the Offtake MOU, this Agreement, and the Side Letter Agreement;

b) investigate the appropriate structure of the JV;

c) undertake marketing activities; and

d) participate in the review and proposal of the technical and economic aspects of the Supply Chain Project and VAP Project, including CAPEX and OPEX, through the Feasibility Study.

Panasonic will:

a) provide the following technical support:

i) undertake a quality evaluation and judgment of anode material;

ii) provide guidance on quality evaluation and measurement methods;

iii) provide confirmation and guidance on measures against foreign substances (magnetic removal) in the process;

b) discuss the execution of the Panasonic Offtake Agreement; and

c) participate in the review and proposal of the technical and economic aspects of the Supply Chain Project and the VAP Project, CAPEX and OPEX, through the Feasibility Study.

6. Feasibility Study Materials	In addition to the intellectual property rights set out in Section 13 (Intellectual Property), NMG provide to Mitsui copies of all report regarding the specification, characteristics, conformity with regulation and competitive analysis of the mining process and floatation separation process of natural graphite as raw materials in connection with the VAP Project/Supply Chain Project (collectively, the “Materials”). The Parties acknowledge a copy of its integrated 43-101 compliant feasibility study for Phase 2, was provided to the Parties and filed on SEDAR and EDGAR on August 10, 2022.

Notwithstanding the foregoing, NMG shall obtain Panasonic’s prior written consent before providing any information regarding Panasonic’s Background IP (including, without limitation, information provided by Panasonic to NMG in connection with the technical support under Section 5) to Mitsui, provided however that if a disclosure of such Panasonic’s Background IP is absolutely necessary for Mitsui to consider the FID Election, Panasonic shall not unreasonably withhold consent.

7. Feasibility Study Activities	The Parties agree that the Feasibility Study, and the related activities to be undertaken by the Parties under this Agreement are as follows; provided however that the Feasibility Study to be undertaken by Panasonic is limited to items (a), (b), (c), (d) and (e):

a) The Feasibility Study of flake graphite production including mining and flotation at Matawinie property

b) Technical and cost feasibility study of spheronization, purification, carbon coating and anode production

c) The Feasibility Study of flake graphite competitiveness evaluation (NMG and other graphite mines in Canada)

d) Discussion and alignment on the anode price formula for Panasonic Offtake Agreement

e) Process yield rate based on such specifications

f) Compliance / regulation matters: regulation of wastewater and waste; permits, etc.

g) EPC plan: mass production equipment, organization, project schedule

h) Expansion plan: in Canada and outside Canada

i) Create a business plan for the optimized profit of the JV

j) [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]

k) Any other activities agreed in writing by all of the Parties

The Parties also agree that the Feasibility Study, and the related activities to be undertaken by the Parties under this Agreement shall be completed within the scope of a control budget of costs (the “Feasibility Study Budget”), a draft of which is attached as Schedule A to this Agreement.

8. Steering Committee	Promptly following the date hereof, the Parties will form a steering committee (the “Steering Committee”) to supervise the completion of the activities set out in Section 7 (Feasibility Study Activities) and the activities of the management team appointed by NMG.

The Steering Committee shall consist of six members, comprising two representatives of NMG, two representatives of Panasonic and two representatives of Mitsui. The Steering Committee shall discuss all matters regarding the Purpose of this Agreement and shall have the authority to establish all such subcommittees deemed necessary or useful to progress and complete the activities set out in Section 7 (Feasibility Study Activities). Each Party may also invite guests relevant to certain topics to any meeting of the Steering Committee for observational purposes, with the prior written consent of the other Parties. In the event that any representative cannot attend for unavoidable reason, the representative may assign its deputy to that particular meeting.

The Steering Committee shall meet at least once every week in Montreal, Quebec (or at such other location as the Parties may agree) or via teleconference in a manner by which all participants at the meeting can communicate with each other simultaneously. Any Party may also request a special meeting of the Steering Committee by written notice to the other Parties. In the event of such a request, the Steering Committee shall meet as soon as practicable, in accordance with this Agreement. In the event that a decision needs to be made at a Steering Committee meeting, the relevant members of the Steering Committee shall be responsible for providing the other Steering Committee members with any supporting material which is required to be reviewed by the Steering Committee for the purpose of making the decision. NMG shall monitor the progress, update and submit for approval to the Steering Committee, on a monthly basis, the Feasibility Study Budget.

9. Mitsui’s Consent and Consultation	a) NMG shall seek Mitsui’s prior written consent for any of the following terms, which consent shall not be unreasonably withheld, delayed or conditioned:

i) updates to the project schedule which have a material impact on the critical path;

ii) material updates to the Feasibility Study plan (and any material amendments or modifications thereto);

iii) material updates to the Feasibility Study Budget, unless previously approved;

iv) any material cost overrun in respect of the Feasibility Study Budget [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.];

v) any amendments to this Agreement, or the execution of or any amendments to any agreement intended to supersede and replace this Agreement;

vi) NMG’s agreement to conversion of the Pallinghurst Royalty into a graphite stream agreement or other similar forward purchase agreement;

b) NMG shall inform and consult with Mitsui well in advance on the following matters:

i) any material changes to the scope of the JV, including but not limited to, a change in site location or engineering design change;

ii) the participation of any third party in the Supply Chain Project or VAP Project;

iii) the execution of any Project Agreement or any amendment thereto or termination or replacement thereof;

iv)   the execution of, or amendments to the execution of any agreements in respect of the Supply Chain Project or VAP Project (other than Project Agreements which are addressed in Section 9.b)iii) above), or termination or replacement thereof, other than in connection with any agreement entered into during the normal course of business or which reflect an enforceable undertaking or cash obligation the value of which is below [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.] for the term of the agreement;

v) any other matter requiring the decision, election or approval of the Steering Committee under this Agreement.

c) If the NMG and Mitsui have been unable to agree for a seven business day period on any matter requiring consent of Mitsui under Section 9(a) above, then the matter will be escalated as follows:

i)   first escalation: to Mr. Eric Desaulniers, President and CEO, for NMG and General Manager of Advanced Materials Division for Mitsui, who will discuss such matters in good faith for seven business days; and

ii)  second escalation: if not resolved within such seven business days, then to Mr. Arne H Frandsen, Chair of the Board of Directors, for NMG and Chief Operating Officer of Performance Chemicals BU for Mitsui, who will discuss the matter in good faith; and

iii) final escalation: in accordance with Section 18 (Dispute Resolution).

10. Project Agreements	To include:

• the joint venture agreement (“Joint Venture Agreement”) between NMG and Mitsui;

• the Panasonic Offtake Agreement;

• the EPC agreement(s) with the EPC contractor(s);

• any land lease / purchase agreement with landowners in respect of the project site (if applicable);

• the material supply agreement(s) of natural graphite and other materials;

• the O&M agreement (if applicable);

• any project finance agreement with the project lenders (if applicable); and

• any other agreement determined by NMG and Mitsui at the Steering Committee to be a “Project Agreement”.

For greater certainty, agreements entered into during the normal course of business or which is reflecting an enforceable undertaking or cash obligation the value of which is below [OMITTED – COMMERCIALLY SENSITIVE INFORMATION.] for the term of the agreement shall not be deemed “Project Agreements” unless determined otherwise by NMG and Mitsui at the Steering Committee.

11. Joint Venture Agreement	NMG and Mitsui will discuss and negotiate the provisions of the Joint Venture Agreement, including the following items:

a) An optimized business plan to maximize the sales amount and to minimize the capital and operating expenditures of the JV

b) Put/call rights

c) Budgets

d) Dividends

e) Voting rights

f) Board composition

g) Customary rights which a minority equity-holder would request in a joint venture of the nature of the transaction to be expected under the Joint Venture Agreement

If the FID Condition Precedent of the execution and delivery by all Parties of the Joint Venture Agreement and other definitive agreements is waived, or the Parties agree to extend the FID Election Date, this Agreement will govern the Parties’ relationship until the Joint Venture Agreement and other definitive agreements are executed.

12. Representations and Warranties	Each Party represents and warrants to the other Party that:

a)  such Party is in good standing under the laws of the jurisdiction of its formation, and that it has all requisite power and authority to enter into and to perform its obligations under this Agreement;

b)  there is no litigation pending or, to the best of its knowledge, threatened to which such Party or any of its affiliates is a party that, if adversely determined, would have a material adverse effect on the financial condition, prospects, or business of the project or such Party’s ability to perform its obligations under this Agreement; and

c)  its execution, delivery, and performance of this Agreement has been duly authorized and does not and will not violate: (i) any law, rule, regulation, order, or decree applicable to it; (ii) its organizational documents.

13. Intellectual Property

a)  As between the Parties, each Party shall own and retain all right, title and interest in and to its Background IP and nothing in this Agreement shall be construed as a transfer, license, and/or assignment by a Party to any of the other Parties of ownership of right, title or interest in and to the Background IP.

b)  Each Party shall have sole ownership of any Foreground IP that is separately created independently and solely by such Party without incorporating and/or embodying proprietary and confidential information of Background IP of either of the other Parties. If two or more Parties have jointly created a Foreground IP and where it is not possible to separate the rights arising from their individual contributions from each other, all right, title and interest in and to such Foreground IP shall be owned jointly by such Parties.

c) If Mitsui and NMG proceed with the JV, Mitsui and NMG will enter into an agreement that addresses Foreground IP related to the JV.

14. Confidentiality

a)  Any commercial, business, technical, financial, marketing or other information of a confidential nature received or obtained by any Party in any form or medium from any of the other Parties in connection with the business and operations of disclosing Party and the subject matter of this Agreement and all discussions between the Parties regarding the transactions contemplated by this Agreement (hereinafter called the “Confidential Information”) shall be treated as strictly confidential. Such Confidential Information shall include all information described above, (i) which, at the time of disclosure, is clearly marked as “confidential” and, to the extent it is disclosed orally, is identified as confidential and confirmed as such by the disclosing Party to the receiving Party within 30 calendar days of the initial oral disclosure or (ii) which the receiving Party would reasonably understand to be confidential or proprietary due to the nature of the information itself or the circumstances of its disclosure. For avoidance of doubt, all information obtained by observation by the receiving Party during any visit to the disclosing Party production facilities, including, but not limited to, technology, infrastructure, processes, site information, design and/or development plants, equipment and components, software, process design, operating conditions, and the like, constitutes the Confidential Information of the disclosing Party without the need for marking or summary. All Confidential Information shall be and remain the property of the disclosing Party and no right or license is hereby or otherwise granted, directly or indirectly, to the receiving Party with respect to any Confidential Information other than the right to use the Confidential Information in accordance with the terms of this Agreement.

b)  The receiving Party shall not, without the prior written consent of the disclosing Party, disclose the Confidential Information to any person, firm or company except to the receiving Party’s Affiliates, directors, officers, employees, representatives (including without limitation, financial advisors, legal counsel, consultants, and accountants) and brokers or those of receiving Party’s Affiliates (collectively, the “Representatives”) provided that, with respect to the receiving Party, Representatives shall mean only those persons who actually receive the Confidential Information, on a need to know basis in order to accomplish the Purpose, provided that the receiving Party shall ensure that such Representatives shall observe the same obligations as those of the receiving Party under the obligation of confidentiality hereunder and shall not use the Confidential Information for any purposes other than the Purpose. The receiving Party agrees to be responsible for any breach of the terms of this Section 14 by any of such Representatives. For the avoidance of doubt, the Parties acknowledge and agree that no Party shall issue a press release disclosing this Agreement or its subject matter without the express written consent of the other Parties.

c)  The term “Affiliate” shall mean any entity that controls, is controlled by or is under common control with a Party. For the purpose of this definition, the term “controls”, “controlled” or “control” means (i) the beneficial ownership (whether direct or indirect) of more than fifty percent (50%) of the voting power of an entity, or (ii) in the case of an entity that does not have outstanding voting shares or securities, the majority (i.e., more than fifty percent (50%)) of the equity interests in such entity is now or hereafter owned or controlled, directly or indirectly, by another entity; but, for the preceding clauses (i) and (ii) above, only for so long as such requirement is met.

d)  The above restrictions shall not apply to Confidential Information: (a) which the receiving Party can prove was already known to the receiving Party at the time of disclosure by the disclosing Party and that is not known by the receiving Party to be the subject of an obligation of confidentiality of any kind; (b) which is in or comes into the public domain other than through breach of the obligation of confidentiality hereunder; (c) which is lawfully acquired by the receiving Party from a third party without restriction on disclosure or use; (d) which is independently developed by the receiving Party without the use of reference to the Confidential Information, as can be demonstrated by the receiving Party’s records or (e) to the extent that it is required to be disclosed by law or the requirements of any recognized stock exchange or authority of competent jurisdiction to whose rules the Party making the disclosure is subject. In the case of Subsection 14(d)(e), the receiving Party shall, unless legally prohibited, promptly notify the other Party to that effect, in order to give the other Party, the opportunity to seek such protection for its Confidential Information as it deems appropriate; or (f) which relates specifically to the Feasibility Study or the transactions contemplated by this Agreement and which is disclosed confidentially to Investissement Québec or any successor thereof.

e)  The receiving Party may disclose the disclosing Party’s Confidential Information to the other Party (the “Subsequent Receiving Party”) and provided that, such Confidential Information shall be expressly identified as the disclosing Party’s Confidential Information at the time of disclosure to the Subsequent Receiving Party. Such Confidential Information shall be deemed to be disclosed directly by the disclosing Party from which the Confidential Information originated, to the Subsequent Receiving Party. The Subsequent Receiving Party shall be directly liable to the disclosing Party for any breach of the obligations under this Agreement.

The obligation of confidentiality and restricted use of Confidential Information hereunder shall persist during the term of this Agreement and shall survive any expiration or termination of this Agreement and remain in effect for a period of five (5) years thereafter. Notwithstanding the foregoing, the receiving Party’s obligation of confidentiality hereunder in respect of Confidential Information which includes or constitutes trade secrets or know-how shall survive the termination of this Agreement for so long as such Confidential Information remains secret and confidential.

Promptly upon the disclosing Party’s written request, the receiving Party shall return to the disclosing Party or destroy all Confidential Information received hereunder and all copies thereof, if any, and all notes and analyses created from information contained in the Confidential Information. Further, the receiving Party shall provide the disclosing Party with a written statement certifying that all such Confidential Information has been returned or destroyed. Notwithstanding the foregoing, the receiving Party shall be entitled to retain (a) with respect to information in electronic form, archival copies of such Confidential Information to the extent such archival copies have been systemically created pursuant to the receiving Party’s information technology procedures and/or (b) with respect to information in physical form, one archival copy of such Confidential Information in a secure location; provided that all such retained Confidential Information shall remain subject to the terms of this Agreement.

Each Party acknowledges that its failure to comply with the provisions of this Agreement may cause irreparable harm to the other Party which may not be adequately compensated for in damages, and accordingly acknowledges that the other Party will be entitled to seek, in addition to any other remedies available to it, interlocutory and permanent injunctive relief to restrain any anticipated, present or continuing breach of this Section 14.

The receiving Party shall defend, indemnify and hold harmless the disclosing Party for any claim, demand, action, cause of action, damage, loss, fee, debt or expense, including any professional and attorneys’ fees reasonably required, that the disclosing Party may directly or indirectly incur in connection with the non-compliance or the failure of receiving Party (or of its Representatives) to comply with this Section 14 in whole or in part.

Each Party understands, and will communicate to its Representatives, that applicable securities laws restrict the purchase or sale of securities by any person who is in possession of material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

15. Term and Termination of this Agreement	This Agreement shall become effective upon the closing of the convertible notes pursuant to the terms and conditions of the Convertible Note Subscription Agreements dated as the date hereof.

If Mitsui or NMG makes a negative FID Election, this Agreement shall automatically terminate immediately upon such negative FID Election.

From and after the End Date, any Party shall be entitled to terminate this Agreement by providing to the other Parties irrevocable written notice of such termination (effective immediately), including if either Mitsui or NMG does not make an FID Election by the End Date.

For greater certainty, any of the foregoing termination scenarios is subject to any provisions expressed in Section 17.b) below to survive termination.

16. Governing Law	This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

17. Binding Provisions; Survival	The Parties acknowledge and agree that:

a)  Sections 2 (Definitions), 3 (Purpose of this Agreement), 6 (Feasibility Study Materials), 8 (Steering Committee), 9 (Mitsui’s Consent and Consultation), 12 (Representations and Warranties), 13 (Intellectual Property), 14 (Confidentiality), 16 (Governing Law), 17 (Binding Provisions), 18 (Dispute Resolution), 19 (Limitations) and 21 (Miscellaneous) set forth binding obligations of the Parties; and

b) Sections 13 (Intellectual Property), 14 (Confidentiality), 16 (Governing Law), 17 (Binding Provisions), 18 (Dispute Resolution) and 19 (Limitations) shall survive the termination of this Agreement.

Other than as expressly noted in this Section 17, nothing contained herein shall create any legal or other obligations of any kind on any Party, and no Party shall assume any such obligations by execution and delivery of this Agreement.

18. Dispute Resolution

Any dispute, controversy, or claim arising out of, related to, or in connection with this Agreement (as between NMG, Mitsui, and/or Panasonic) and any dispute, controversy, or claim arising out of, related to, or in connection with the CN Subscription Agreement, the Note, or the Side Letter Agreement (as between NMG and Mitsui), including with respect to the formation, applicability, breach, termination, validity, or enforceability thereof, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators and administered by the International Chamber of Commerce (the “ICC”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration (the “ICC Rules”), except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be New York City, United States of America, and it shall be conducted in the English language. Notwithstanding any choice of law clause in this Agreement, the CN Subscription Agreement, the Note or the Side Letter, the arbitration and this agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant Party or its assets. The costs of the arbitration shall be shared equally by the parties; however, the arbitral panel shall have the ability to award costs to the prevailing Party in any arbitration.

Notwithstanding the foregoing, any Party may seek for any equitable relief permitted under an applicable law, including without limitation, injunctions, at any court having a competent jurisdiction.

19. Limitations	No Party will be liable, either in contract or tort, for any consequential, incidental, indirect, special or punitive damages, or any loss of future revenue, income or profits relating to the breach or alleged breach of this Agreement, whether or not the possibility of such damages has been disclosed to the other Party in advance or could have been reasonably foreseen by the other Party.

20. Notice	Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

a) To NMG at the address provided in Section 1:

Attention: Eric Desaulniers, President and Chief Executive Officer;
Email: [REDACTED – CONTACT INFORMATION.]
CC: [REDACTED – CONTACT INFORMATION.]

b) To Mitsui at the address provided in Section 1:

Attention: General Manager of Advanced Materials, Division Performance
Materials Business Unit
Email: [REDACTED – CONTACT INFORMATION.]

Attention: General Manager of Business Development Department (TKCTP),
Advanced Materials Division
Email: [REDACTED – CONTACT INFORMATION.]

Attention: General Manager of The Fifth Business Department (TKCTF),
Advanced Materials Division
Email: [REDACTED – CONTACT INFORMATION.]

c) To Panasonic at the address provided in Section 1:

Attention: Shoichiro Watanabe
Email: [REDACTED – CONTACT INFORMATION.]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. at the address of the recipient, otherwise on the next business day, (ii) transmitted by email or similar means of recorded communication on the business day at the address of the recipient following the date of transmission. Any Party may change its address specified herein from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

21. Miscellaneous	This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which taken together will be deemed to constitute one and the same instrument. No Party shall assign any rights and/or obligations under this Agreement to any third party without the prior written consent of the other Party. Each Party shall bear and pay its own costs and expenses incurred thereby in relation to the preparation or negotiation of this Framework Agreement, the Joint Venture Agreement and other definitive agreements, unless otherwise expressly agreed in writing by the Parties. No Party shall be an agent of any other Party nor shall have any power to bind, assume or create any obligation on behalf of any other Party. Each Party shall coordinate and cooperate in good faith with the other Parties on all matters contemplated herein.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of October 19, 2022, at 6:00 p.m. (Montréal time).

EXECUTED this October 19, 2022, in Montréal, Québec.

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name: Eric Desaulniers
Title: President and CEO

EXECUTED this October 20, 2022, in Tokyo, Japan.

MITSUI & CO., LTD.

By:	/s/ Katsuto Kawahara
Name: Katsuto Kawahara
Title: General Manager, Advanced Materials Division,
Performance Materials Business Unit

EXECUTED this October 20, 2022, in Tokyo, Japan.

PANASONIC ENERGY CO. LTD. acting through its Procurement Division

By:	/s/ Shoichiro Watanabe
Name: Shoichiro Watanabe
Title: Executive Vice President
Chief Technology Officer (CTO). In charge of Intellectual Property, Manufacturing, Quality and Procurement

[Framework Agreement – Signature Page]

Schedule A

Feasibility Study Budget

[OMITTED – COMMERCIALLY SENSITIVE INFORMATION.]